Filed by Macromedia, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

The following e-mail was sent to all employees of Macromedia, Inc. on May 27, 2005:

From: Betsey Nelson
 To: All Macromedia FTE
 Subject: Integration Update

Hello everyone,

It's been five weeks now since we announced our intention to merge with Adobe, and the integration planning work is starting to kick into high gear. I want to give you some idea of what is happening, who is involved, and both when and how you can learn more.

So, what is integration planning? The objective of integration planning is to figure out how to have our two companies operate as one after the acquisition is officially complete. As you can imagine, this is a huge effort and will take many months to complete. It means thinking thru all of our major business processes and jointly developing answers to questions like: on Day One, how will we process orders for customers who want to buy both Photoshop and Dreamweaver? how do we cross-train our sales teams? how will we explain our joint product roadmap? how does our marketing evolve? how do we work with strategic partners? who will our customers call for customer service or technical support? how do we merge our phone system, our employee directory, and our websites? And importantly, how do we keep our business on track while all of this is going on?

Who is involved? Stephen and all of the Core Staff are directly involved in leading this effort for Macromedia. In addition we have set up 13 functional teams that span all the product BU's, marketing, sales, customer care, ops, facilities, finance, HR, legal and IT. These teams have joint leadership from Adobe and Macromedia. Each team's mission is to develop the integration plan for their function on a worldwide basis. At this point the teams are focused on creating their charters, the major business processes they own, and their preliminary objectives for Day One and beyond. My role as Integration Leader along with my counterparts at Adobe is to ensure these teams are coordinated, to identify and track dependencies across teams, and to manage the overall workplan. The Integration Steering Committee, made up of Stephen and senior Adobe execs, meets weekly to provide strategic direction and make major decisions on policy issues. (You can refer to Stephen's email earlier this month and other materials on the integration macronet site for the names of everyone involved)

When will all this happen? The integration planning will continue throughout the summer. We still expect the acquisition to be approved by the shareholders and government authorities sometime in the fall, and we will put out a press release upon the official closing of the acquisition. From an integration planning perspective, all our work is targeted at the first day that we are officially one company, which we refer to as Day One. Until then we are two independent companies, and while we can engage in joint planning, we cannot implement any changes to our businesses until the official closing date.

How can I learn more? We will be holding a series of communication events for everyone to learn more about Adobe, about how acquisitions work and what to expect, and about how to manage during this transition period. Here's what to expect:

  •
  Exec Chats:

  •
  Over the past 3 weeks we have conducted 4 round table Q&A sessions with Bruce Chizen, Adobe ceo, and Shantanu Narayen, Adobe coo, here in San Francisco. Stephen, Bruce, Shantanu and other execs will continue to host these discussions globally over the next few months.

    •
    The goal of the exec chats it to provide MACR managers with a forum to raise questions and then share that information with their teams.

    •
    Our intent is to have all people managers attend one of these sessions before the end of August.

  •
  "Knowing the Business" brown bags:

  •
  These will be informal live sessions for all employees on various topics intended to inform and educate.

  •
  One series will focus on Acquisitions and Integration Planning, to create a shared understanding of the acquisition process and what you can expect.

  •
  Another series will focus on Adobe's business, products and technology, and will be hosted by Adobe leaders.

  •
  We will arrange for these meetings to be held in all major locations worldwide over the coming months, and they will also be recorded in Breeze and posted to the integration macronet.

  •
  Transition Workshops:

  •
  Four hour workshops on change management to help managers, teams and individuals set priorities during this time of change.

  •
  Time spent developing personal action plans to address priorities.

  •
  Integration Macronet:

  •
  We continue to update the integration macronet site with answers to your questions via the FAQ, and will use this as a central repository for training and information on the integration.

  •
  We will post a comprehensive calendar of communication events by site on the integration macronet.

  •
  Go to http://macronet/hr/adobe_integration/

As always, please keep your comments and input flowing. You can send questions to me directly, to ICOM, or to any of the Core Staff. It helps all of us to know what you're thinking and how we can best channel the energies of all the incredible folks at Macromedia.

Betsey

FORWARD LOOKING STATEMENTS

This e-mail includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this e-mail include, without limitation, benefits of the proposed merger, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this e-mail. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this e-mail. Additional information concerning these and other risk factors is contained in Adobe's and Macromedia's most recently filed Forms 10-K and 10-Q.

Adobe and Macromedia undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this e-mail. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this e-mail. All forward-looking statements are qualified in their entirety by this cautionary statement.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia's proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.